UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Board Resignation

July 22, 2022, Mohsen Rahimi notified the board of directors (the “Board”) of Akanda Corp. (the “Company”) that he intends to resign as a member of the Board, effective July 25, 2022. Mr. Rahimi’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s Board.

Appointment of a Board Member

Effective July 25, 2022, the Board appointed Yuying Liang as a member of the Board to fill the vacancy on the Board that was created as a result of Mr. Rahimi’s resignation.

Ms. Liang, age 32, has served as a Principal at Canmore Financial Services, Inc., a company that provides accounting and financial reporting services to public companies, since January 2019. From August 2014 to November 2018, Ms. Liang served as a Senior Accountant at Jackson & Company, a full-service financial accounting firm that provides audit and accounting, taxation and management consulting services to middle market entrepreneurial businesses. Ms. Liang currently serves on the board of directors of Montego Resources Inc., a junior mineral exploration company engaged in the business of acquiring, exploring, and evaluating natural resource properties, Modern Plant Based Foods Inc.,  a Canadian food company based in Vancouver, British Columbia that offers a portfolio of plant-based products including meat and dairy-free alternatives, soups and vegan snacks, and Ultra Brands Ltd., a Canada-based agriculture-food holdings company that is focused on products and technologies in the food services industry. Ms. Liang was also previously a member of the board of directors of Boundary Gold and Copper Mining Ltd. and Essex Minerals Inc.

The Board has determined that Ms. Liang is independent under applicable Nasdaq listing rules. No family relationships exist between Ms. Liang and any of the Company’s directors or other executive officers. There are no arrangements or understandings between Ms. Liang and any other person pursuant to which Ms. Liang was selected as a director, nor are there any transactions to which the Company is or was a participant and in which Ms. Liang had or will have a direct or indirect material interest subject to disclosure under Item 404(a) of Regulation S-K.

In accordance with the Company’s non-employee director compensation program, Ms. Liang will receive an annual cash retainer of $96,000 for her service on the Board and all committees thereof.

Board Committees

In connection with the appointment of Ms. Liang to the Board, the Board reconstituted the membership of the committees of the Board as follows:

Audit & Risk Committee	Compensation & Human Resources Committee	Nominating & ESG Committee
Yuying Liang (Chair) *	Jatinder Dhaliwal (Chair)	Harvinder Singh (Chair)
Harvinder Singh	Harvinder Singh	Katie Field
Jatinder Dhaliwal	Yuying Liang	Jatinder Dhaliwal

* Qualifies as an “audit committee financial expert” under applicable Securities and Exchange Commission rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: July 26, 2022	By:	/s/ Tejinder Virk
		Name:	Tejinder Virk
		Title:	Chief Executive Officer